IAC/InterActiveCorp

555 West 18th Street

New York, NY 10011

February 6, 2014

Mara L. Ransom
Assistant Director
Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             IAC/InterActiveCorp
Registration Statement on Form S-4
File No. 333-192854

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, IAC/InterActiveCorp (the “Registrant”) hereby requests acceleration of effectiveness of the Registration Statement on Form S-4 (File No. 333-192854) so that it will be declared effective at 5:00 p.m. Eastern Time on Friday, February 7, 2014, or as soon as practicable thereafter.  We ask, however, that the Commission staff not accelerate such effectiveness until we speak with you on that date.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•                  Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  The Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kathryn Gettles-Atwa of Wachtell, Lipton, Rosen & Katz at (212) 403-1142 with any questions you may have concerning this request.

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Sincerely yours,

/s/ JOANNE HAWKINS
Joanne Hawkins

cc:  Kathryn Gettles-Atwa, Wachtell, Lipton, Rosen & Katz